UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceição

CEP 04344-902 São Paulo, SP, Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

EXPLANATORY NOTE

This Form 6-K/A (this “Amendment”) amends and replaces the report on Form 6-K originally furnished to the Securities and Exchange Commission on May 23, 2022 under Accession Number 0001193125-22-157441 (the “Original Form 6-K”).

We are submitting this Amendment solely to include our Auditor’s Report on review of the unaudited interim consolidated financial statements as of March 31, 2022 and for the three-month period then ended and as of December 31, 2021.

We are hereby re-submitting the Original Form 6-K in its entirety, including the Exhibit thereto and replacing it by this Amendment. All other text of the Original Form 6-K remains the same, including, but not limited to, its Exhibit. This Amendment does not affect our unaudited interim consolidated financial statements as of March 31, 2022 and for the three-month period then ended and as of December 31, 2021 furnished as an Exhibit to the Original Form 6-K.

EXHIBIT INDEX

99.1	Form 6-K – 1Q2022 MTN Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2022

Itaú Unibanco Holding S.A.

By: /s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Chief Executive Officer

By: /s/ Alexsandro Broedel
Name: Alexsandro Broedel
Title: Chief Financial Officer

4